

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

John North
Chief Executive Officer
Lazydays Holdings, Inc.
4042 Park Oaks Blvd., Suite 350
Tampa, Florida 33610

> **Re: Lazydays Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 6, 2023**
> **File No. 333-274489**

Dear John North:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Material U.S. Federal Income Tax Consequences, page 39

1. We note that you have filed a short-form tax opinion in response to our comment. Please revise both your opinion filed as Exhibit 8.1 and your disclosure in this section to state clearly that the disclosure in the tax consequences section of the prospectus constitutes the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services